BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is December 4, 008.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: December 4, 2008

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. announces increase to its private placement.

5. Full Description of Material Change

The Company announces that further to the news release of November 4, 2008 announcing the Company’s non-brokered private placement, the number of Units to be offered has been increased from 12,000,000 Units to up to 79,300,000 Units at $0.05 per Unit in the capital stock of the Company, thereby increasing the amount raised from $600,000 to $3,965,000. Each Unit will consist of one common share (a “Share”) and two series of Share purchase warrants. The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional Share at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant”, or together with the Series “A” Warrants, the “Warrants”) can be exercised to purchase one additional Share at a price of $0.09 per share within 18 months of closing of the private placement. The maximum number of Shares to be issued pursuant to the private placement, including the underlying Warrants and the finder’s fee (described below), is 260,100,000 Shares; being 140.25% of the Company’s current issued and outstanding Shares, or 58.38% of the Company’s then issued share capital.

In accordance with securities legislation currently in effect, the Shares, the Series “A” Warrants, the Series “B” Warrants and the Shares underlying the Warrants will be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

One director of the Company, Robert E. Chafee, is participating in the private placement and is subscribing for 1,000,000 Units. The maximum number of Shares to be issued to Mr. Chafee, including Shares underlying the Warrants, would be 3,000,000 Shares, being 1.62% of the Company’s current issued and outstanding Shares or 0.67% of the Company’s then issued share capital. Mr. Chafee would then hold, including currently held Shares, 1.59% of the Company’s then issued share capital.

The Company has agreed to pay a 10% finder’s fee to Procter Advisors Ltd. (“Procter”) in connection with the private placement, payable in cash and/or Units of the Company, at the option of Procter, up to a maximum of 7,400,000 Units of the Company. The maximum number of Shares to be issued to Procter, including Shares underlying the Warrants, would be 22,200,000 Shares, being 11.97% of the Company’s current issued and outstanding Shares, or 4.98% of the Company’s then issued capital. The Finder’s Fee Shares and Warrants will be subject to a “hold period” of four months plus one day from the date of issuance.

Orifer S.A. (“Orifer”) is subscribing for 54,000,000 Units of the Company. The maximum number of Shares to be issued to Orifer, including the Shares underlying the Warrants, would be 162,000,000 Shares, being 87.36% of the Company’s current issued and outstanding Shares or 36.36% of the Company’s then issued share capital or 42.61% assuming the exercise of Orifer’s warrants only. Orifer’s subscription to the private placement and/or any subsequent exercise of its Warrants may “materially affect control” (as defined in the policies of TSX) of the Company.

Procter Advisers Ltd is a Geneva based private capital organization that has arranged private equity placements for a number of companies in Europe for several years. It has a network of clients, contacts and other companies and financial institutions that it deals with, assisting in acquiring significant or controlling interests in prospective investee companies.

Orifer S.A. is a Luxemburg based company that invests in and assists other companies in raising capital, restructuring and improving capital efficiency through working with larger institutional funds, M&A organizations and banks to raise working capital and expansion capital requirements.

Under the rules of the TSX, the private placement would normally require that the Company obtain shareholder approval to complete the transaction since the transaction will result in the issuance of securities in excess of 25% of the Company’s current issued and outstanding Shares and the transaction may materially affect control of the Company. Therefore, the Company further advises that an application has been made to the TSX pursuant to Section 604(e) of the TSX Company Manual to be exempted from the requirement to obtain security holder approval for the private placement as a result of the Company being in serious financial difficulty. In accordance with TSX requirements, the private placement has been reviewed by a special committee of the Company's board. All of the members of the committee are free of any interest in the transaction and entirely unrelated to the parties to the transaction. This committee has determined that the transaction is reasonable in all the circumstances and has recommended that the Company apply to the TSX for exemption from the shareholder approval requirement otherwise applicable. As a result of the Company's reliance on the exemption, the TSX will review the Company's eligibility for continued listing. The Company believes that following the closing of the private placement, it will meet the TSX's requirements.

The Company is experiencing financial difficulties as the conventional sources of debt financing which would normally be accessed to finance gold production at the Jerritt Canyon facility have been cut off due to the current global financial crisis.

All other terms of the private placement will remain the same.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Graham Dickson, President and CEO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 13th day of January, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO